FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Contact:

Danny Yelin	Carmen Deville
Chief Financial Officer	Investor Relations
Arel Communications and Software Ltd.	Tel US: 770-396-8105 x 300
dyelin@arelcom.com	Tel Israel: +972-52-781748
investor@arelcom.com

Arel Reports Results for the Fourth Quarter of 2003

•	Q4 revenues increased 15% sequentially and 136% year over year to $3.05 million

•	2003 Revenues increased 70% to $10.1 million versus $5.9 million in 2002

•	Q4 EPS of $0.02; FY2003 EPS of $0.04

YAVNE, Israel – February 12, 2004 – Arel Communications and Software Limited (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, announced that revenues for the fourth quarter of 2003 were $3.05 million, a 15 percent sequential increase and the fifth consecutive quarter of revenue growth. Revenues in the quarter increased 136 percent from $1.3 million reported in the fourth quarter of 2002.

Net income for the 2003 fourth quarter was $303,000, or $0.02 per share on two million additional shares outstanding versus Q3. Net income in the third quarter of 2003 was $361,000, or $0.03 per share. Net loss in the fourth quarter of 2002 was $2.0 million, or $0.16 per share, which included $630,000 in restructuring expenses and impairment of property and equipment. Excluding restructuring expenses, the net loss for the fourth quarter of 2002 was $1.4 million, or $0.11 per share.

Operating income for the fourth quarter increased to $311,000 compared to $271,000 in the third quarter of 2003. The company reported an operating loss of $1.9 million in the fourth quarter of 2002.

Philippe Szwarc, CEO of Arel Communications and Software, said, “We are pleased to report continued strong revenue growth in the fourth quarter with another sequential improvement in operating income. During the quarter we continued to add important new customers such as Kroger and Countrywide and further penetrate existing accounts. We are extremely pleased with the market reception to our Integrated Conferencing Platform core software introduction and recently announced enhanced Spotlight application suite. We begin 2004 with a strong pipeline of large opportunities and we’ve received excellent feedback on our product enhancements. During the quarter, we began a controlled strategic increase in our sales and marketing expenses as we prepare to enter a new phase of even greater market opportunity.”

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“Our results were impacted by some unusual items this quarter. Our gross margin declined to 65% as a result of our decision to write off slow-moving components. In addition, the decline in the dollar versus other currencies negatively impact financial income.”

For the year ended December 31, 2003, revenues increased 70 percent to $10.1 million from $5.9 million in 2002. Net income for 2003 was $473,000 compared to a net loss of $13.7 million in 2002, which included amortization and impairment of goodwill, impairment of property and equipment and restructuring expenses totaling $7.44 million. Earnings per share improved significantly to $0.04 in 2003, compared with a net loss per share of $1.06 (including the amortization and impairment of goodwill, impairment of property and equipment and restructuring expenses) in 2002. Excluding these unusual items, the net loss per share was $0.48 in 2002. Cash and cash equivalents and short-term investments at December 31, 2003, totaled $8.0 million. Our cash position in the fourth quarter (including a long-term investment of $500,000) stayed about even with the end of the third quarter.

“Our financial outlook for 2004 is to continue our top line growth momentum,” said Mr. Szwarc. “Our objective is to report steady sequential growth but, since our quarters consist of several relatively large deals with long sales cycles, there is always the potential for slight timing shifts to skew quarterly results. 2004 will also be a year in which we invest aggressively to capitalize on our competitive advantage in the market. Even with our investing in new marketing and business development initiatives and expanding our sales presence in all regions, we are expecting another profitable year.”

Arel management will hold a teleconference today, at 8:00 a.m. EST. to discuss the quarterly results. To participate in the call please dial 800-450-0785 (in the United States) or 612-332-0923 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a webcast on www.arelcom.com, where it will be archived and available for replay. A digital replay of the conference call may also be accessed by dialing the following numbers: 800-475-6701 (in the United States.) or 320-365-3844 (internationally) and entering the following access code: 719478.

About Arel Communications and Software:

Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing PlatformTM (ICP) core software, the Arel SpotlightTM application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com

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Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

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AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,897	10,354
Short-term investments	4,106	129
Accounts receivable :
Trade	3,098	2,455
Other	614	434
Inventories	534	1,168

T o t a l current assets	12,249	14,540

INVESTMENT IN ARELNET LTD	125	125

PROPERTY AND EQUIPMENT:
Cost	2,085	2,183
L e s s - accumulated depreciation and amortization	1,664	1,493

	421	690

OTHER ASSETS	683	85

T o t a l assets	13,478	15,440

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and current maturities
of long-term loan	52	27
Accounts payable and accruals:
Trade	489	801
Accrued restructuring costs	22	852
Deferred revenues	294	2,165
Other	3,718	3,157

T o t a l current liabilities	4,575	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of amount
funded	391	371
Other		48

T o t a l long-term liabilities	391	419

T o t a l liabilities	4,966	7,421

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.001 par value
(authorized - December 31, 2003 and December 31, 2002
30,000,000; issued and outstanding: December 31, 2003 -
13,055,739 shares and December 31, 2002 - 12,855,739 shares)	4	4
Capital surplus	52,760	52,740
Warrants and options	1,395	1,395
Accumulated deficit	(45,647)	(46,120)

T o t a l shareholders' equity	8,512	8,019

T o t a l liabilities and shareholders' equity	13,478	15,440

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31		Year ended December 31
	2003	2002	2003	2002
	U.S. dollars in thousands (except per share data)

REVENUES FROM SALES AND SERVICES	3,055	1,295	10,118	5,941
COST OF SALES AND SERVICES	1,082	639	3,701	3,604

GROSS PROFIT	1,973	656	6,417	2,337
RESEARCH AND DEVELOPMENT EXPENSES - net	425	527	1,591	2,218
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES	1,237	1,366	4,195	6,439
AMORTIZATION OF GOODWILL				283
IMPAIRMENT OF GOODWILL				4,575
RESTRUCTURING EXPENSES AND IMPAIRMENT OF
PROPERTY AND EQUIPMENT		630		2,301

OPERATING INCOME (LOSS)	311	(1,867)	631	(13,479)
FINANCIAL INCOME (EXPENSES) - net	(8)	(144)	(158)	102
IMPAIRMENT OF INVESTMENT IN
ARELNET LTD				279

INCOME (LOSS) FOR THE PERIOD	303	(2,011)	473	(13,656)

BASIC AND DILUTED INCOME (LOSS) PER SHARE	$0.02	$(0.16)	$0.04	$(1.06)

NET INCOME ( LOSS) FOR THE PERIOD AS REPORTED	303	(2,011)	473	(13,656)
ADJUSTMENTS TO RECONCILE NET LOSS FOR THE
PERIOD TO NET LOSS EXCLUDING UNUSUAL ITEMS:

Amortization of goodwill				283
Impairment of goodwill				4,575
Restructuring expenses and Impairment of Property
and Equipment		630		2,301
Impairment of investment in Arelnet Ltd.				279

NET PROFIT (LOSS) EXCLUDING UNUSUAL ITEMS:	303	(1,381)	473	(6,218)

BASIC AND DILUTED LOSS PER SHARE EXCLUDING
UNUSUAL ITEMS:	$0.02	$(0.11)	$0.04	$(0.48)

WEIGHETED AVERAGE NUMBER OF SHARES (IN THOUSANDS):
Basic	14,000	12,856	13,890	12,856

Diluted	14,817	12,856	13,890	12,856

AREL COMMUNICATIONS AND SOFTWARE LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	473	(13,656)
Adjustments required to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	318	588
Impairment of property and equipment		750
Amortization of goodwill		283
Impairment of goodwill		4,575
Employee stock-based compensation	20
Decline in value of investment in Arelnet Ltd.		279
Allowance for doubtful accounts	(24)	170
Accrued employee rights upon retirement - net	20	60
Capital loss on disposal of property and equipment		36
Loss (gain) on realization and changes in value of marketable securities - net	(10)	10

Other - net	(7)	1
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	(619)	880

Decrease (increase) in other accounts receivable	(180)	245
Increase (decrease) in accounts payable and accruals (including long-term)	(2,452)	1,422
Decrease in inventories	634	1,097

Net cash used in operating activities	(1,827)	(3,260)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(78)	(174)
Disposal of property and equipment	29
Proceeds from disposal of property and equipment		186
Investment in Arelnet Ltd.
Long-term bank deposit	(500)
Amounts carried to other assets	(100)
Collection of long-term loan to an employee	9	25
Short-term bank deposits - net	(3,969)	8,172
Acquisition of marketable securities	(6)	(4)
Proceeds from sale of marketable securities	8	33

Net cash provided by (used in) investing activities	(4,607)	8,238

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of warrants and options
Repayment of long-term loan	(12)	(1)
Short-term bank credit - net	(11)	(5)

Net cash used in financing activities	(23)	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,457)	4,972
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,354	5,382

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	3,897	10,354

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -
CASH PAID DURING THE YEAR FOR:
Interest	-,-	2

Income taxes	30	81